WAIVER OF MONTHLY POLICY CHARGE RIDER

This rider is part of your policy. It is issued in consideration of the application and deduction from Accumulated Value of the monthly cost of waiver rates for the benefits provided by this rider. All definitions, provisions and exceptions of the policy apply to this rider unless changed by this rider. The effective date is the Policy Date unless another date is shown on the current Data Pages.

DEFINITIONS An Age Policy anniversary means the Policy Anniversary on or next following the birthday designated.

EXAMPLE: If the Policy date is June 5, 2000, and the Insured is 65 years old on June 4, 2001, the Age 65 Policy anniversary is June 5, 2001.

TOTAL DISABILITY For purposes of this rider, Total Disability is disability which results from injury or sickness and prevents the Insured from working for pay or profit:

1. In the Insured's regular occupation during the first 2 years of the disability; and

2. Thereafter, in any occupation for which the Insured is reasonably fitted by education, training, or experience.

Until the Insured's 25th birthday, "working for pay or profit" includes attending school full time outside the home.

Total Disability also means (without regard to "working for pay or profit") the total and irrecoverable loss of (a) sight of both eyes; (b) use of both hands or both feet; or (c) use of one hand and one foot.

WAIVER PERIOD A waiver period becomes effective only after the Insured has remained Totally Disabled for 6 continuous months. Once effective, the waiver period begins:

1. On the Insured's Age 5 Policy Anniversary if the rider was issued and Total Disability began before and continues to that date; or

2. For all others, on the Monthly Date which follows the date Total Disability began.

In no event will a waiver period begin earlier than one year prior to our receipt of written notice of the Insured's Total Disability.

The  waiver  period  will  continue  as  long  as  Total  Disability   continues
uninterrupted, except that the waiver period will:

1. End on the policy's Maturity Date (or death of the Insured, whichever is earlier) if Total Disability:

a. Begins prior to the Insured's Age 60 Policy Anniversary; and

b. Continues to the Insured's Age 65 Policy Anniversary.

2. End on the Insured's Age 65 Policy Anniversary, if Total Disability:

a. Begins on or after the Insured's Age 60 Policy Anniversary; and

b. Begins before the Insured's Age 63 Policy Anniversary.

3. End after 2 years if Total Disability:

a. Begins on or after the Insured's Age 63 Policy Anniversary; and

b. Begins before the Insured's Age 65 Policy Anniversary.

If during a waiver period, a waived or credited Policy Charge would disqualify your policy as "life insurance" as defined in the Internal Revenue Code, as amended, we will not waive that Monthly Policy Charge. We will resume waiving Monthly Policy Charges when they would not disqualify your policy as "life insurance".

DISABILITY BENEFITS If the Insured becomes Totally Disabled while this rider is in force, on each Monthly Date during a waiver period we will waive (or credit to the Accumulated Value if already deducted) the Monthly Policy Charge for the policy benefits.

If Death Benefit Option 1 is in effect when we begin to waive your Monthly Policy Charges, we will then change it to Option 2. You may not change the death benefit option or increase the face amount during a waiver period.

We will pay the Accumulated Value to you on the Maturity Date if the policy matures while Monthly Policy Charges are being waived by this rider.

If Monthly Policy Charges for policy benefits are being waived under this rider, your policy will remain in force whether or not your net surrender value is sufficient to continue the Monthly Policy Charge.

You may continue to pay premiums as described in your policy.

COST OF WAIVER RIDER The cost for the Waiver of Monthly Policy Charge Rider is deducted on each Monthly Date. The cost is 1 multiplied by the result of 2 minus 3 where:

1. Is the Cost of Waiver Rate as shown on the current Data Pages divided by 1 plus the monthly guaranteed rate (1.XXXXXX);

2. Is the death benefit at the beginning of the Policy Month; and

3. Is the Accumulated Value at the beginning of the month.

EXCEPTIONS In no case will the Monthly Policy Charge be waived or credited under this rider if the Total Disability results from an intentional self-injury or service in the military forces of any country at war, declared or undeclared.

PROOF OF DISABILITY We will require proof which satisfies us of the Insured's Total Disability before any Monthly Policy Charge can be waived or credited. Such proof may include examination at our expense by doctors we select.

We may require similar proof of the Insured's continued Total Disability from time to time during the first 2 years of Total Disability and once a year thereafter.

If such proof is not provided as we require, the waiver period will end and Monthly Policy Charges will again be deducted from your Accumulated Value.

CLAIMS The benefits under this rider will not be granted unless we receive Written Notice of the claim while the Insured is living and remains Totally Disabled. Failure to comply however, will not invalidate a claim if it was not reasonably possible to give written notice within such time and notice was given as soon as reasonably possible.

Even if your policy terminates because of the expiration of a grace period, benefits under this rider may be granted if:

1. The Total Disability for which claim is made began before the end of the grace period;

2. We receive written notice of the claim within one year after the due date of the first unpaid Monthly Policy Charge; and

3. All other conditions for this rider are met.

If Total Disability begins within the grace period, any unpaid Monthly Policy Charge due prior to the start of the waiver period must be paid before the benefits of this rider are available.

POLICY INCREASES Refer to your current policy Data Pages to see if your policy contains a Cost of Living Increase rider or a Salary Increase rider.

If so, any increase arising from that rider will also be covered by this Waiver of Monthly Policy Charge rider. The Monthly Policy Charge for this rider will be increased based on the risk class or classes shown on the Data Pages. We will not require evidence of insurability.

If an increase under the Cost of Living Increase rider becomes effective during a waiver period, the Monthly Policy Charge for the increase will be waived as long as the waiver period continues.

TERMINATION This rider ends on the first of:

1. The termination of your Policy;

2. The Insured's Age 65 Policy Anniversary, or at the end of a waiver period which is in effect on the Insured's Age 65 Policy Anniversary; or

3. Our receipt of your Written Request to cancel it. The change will be effective on the Monthly Date on or next following the date we receive the request. We may require that you send your policy to our home office so that we can record the cancellation.

SF 386